July 23, 2006

VIA U.S. MAIL

Ms. Susan J. Lazzo
Senior Counsel
Sun Life Assurance Annuity Company of Canada (U.S.)
60 42nd Street, Suite 1115
New York, New York 10165

     Re: Sun Life of Canada (U.S.) Variable Account I
                 Initial Registration Statement on Form N-6
                 File Nos. 811-09137 & 333-143354

Dear Ms. Lazzo:

The Staff has reviewed the above-referenced initial registration statement, which the Commission received on May 30, 2007. You requested selective review based on the representation that the registration statement is substantially similar to registration statement file number 333-100831. Noting that the most recent filing subject to review by Commission staff for that registration statement was a pre-effective amendment dated December 26, 2002, we determined that selective review was not appropriate and provided a full review of the above referenced filing. For the comments that follow, page references reflect the pages in the courtesy copy provided to the staff, and Item references are to the Item numbers set forth in Form N-6.

1. *Risk/Benefit Summary (pp. 6-10)* Please revise the statement explaining why a life insurance policy is unsuitable as a short-term savings vehicle to indicate that it is because of the high surrender charge in early policy years. Per Item 2(b), identify poor investment performance as a separate risk of purchasing the contract. Also, please consider moving the Investment Options, Reinstatement, and Supplemental Benefits sections from the risk section to the benefits summary.

2. *Two Fee Schedules (pp. 11-16)* The fee tables reflect multiple charges that are assessed at different rates for contracts purchased with and without the Long Term Accumulation ("LTA") Rider. In your response letter, please explain why these contracts should not be filed on separate registration statements as they offer different features with significantly different price structures.

3. *Format of Fee Tables (pp. 11-16)* The fee tables are hard to read; please revise the format so it is more accessible and less cluttered. To the extent possible, please eliminate extra horizontal lines where the text or numbers reflect variations of the same fee. If a table spans more than one page, do not break up the presentation of a single charge across two pages. In the Charge column, consider putting the names of the charges in bold and indicating each of the subcategories (maximum, representative, current etc.) in the same box. Per Instruction 3(b)(i) to Item 3, include the characteristics of the representative contractowner in the table's sub-caption rather than in the footnotes. Make sure the footnote numbers and text correspond properly. In the Amount Deducted Column, please place the numbers parallel to the corresponding sub-category names in the Charge column. Per Instruction 1(f) of Item 3, replace the minimum charges with current charges for all fees that do not vary based on individual characteristics. See also Item 3, Instruction 3(b)(ii). If values in the Amount Deducted column are annualized but deducted more frequently, clarify that all of the figures for that charge have been annualized. Where a rider has no separate charge and you are not

reserving the right to levy one in the future, please delete corresponding line items from the table. Item 3, Instruction 1(c).

4. ***Transaction Fee Table (p. 11)*** Please move the Loan Lapse Protection Rider presentation to the Transaction Fee table. Premium Taxes should be reflected as a fee table line item. See Item 3 Transaction Table. If they are included in the Premium Expense Charge, the table should reflect this. Please present the Premium Expense Charge separate from the parallel charge with the LTA Rider. Clarify that the Transfer Fee is per transfer or revise as otherwise applicable.

5. ***Cost of Insurance (p. 11)*** Please clarify the meaning of "Policy Net Amount at Risk" in the amount deducted column of the two Cost of Insurance Charge presentations. Based on the Glossary definition of Policy, this could refer to the combined net amount at risk for the base policy and any supplemental insurance. This comment also applies to the Waiver of Monthly Deduction Rider Charge.

6. ***Loan Interest Charge (p. 12)*** If the maximum and current Loan Interest charges do not differ for contracts with and without the rider, present the charge only once. If the two contracts would have different Loan Interest charges in other years, indicate this in a footnote with a cross reference to the narrative disclosure discussing the differences in the Loan Interest charge schedules that apply to each. If the net loan interest differs based on the LTA Rider, please present the net loan interest charges in the table (with appropriate captions) or in a footnote.

7. ***Flat Extra Charge (p. 12)*** The presentation in the Periodic Charge Table and the Glossary description of the Flat Extra Charge are inconsistent. Please reconcile. Any separate Flat Extra Charges applicable to riders should be clear from the table.

8. ***Enhanced Cash Surrender Value Rider Charge (p. 35)*** Please add a line item to the Periodic Charge Table addressing the Enhanced Cash Surrender Value Rider Charge described on page 35.

9. ***Loan Lapse Protection Rider (p. 13)*** The Amount Deducted is confusing. Please present the maximum charge as a numeric value rather than a narrative equation and include the "maximum" caption. As the charge is deducted only once, please show it in the Transaction Fee Table instead. See Comment 4 above.

10. ***Annual Fund Operating Expenses Fee Table (pp. 13-14)*** Please present the table and the preamble on the same page. The parenthetical directly under the table header is confusing. Please revise. Finally, confirm to the Staff that the figures presented do not reflect waiver or reimbursement arrangements or modify the table accordingly. We remind you that the maximum and minimum fund charges should reflect any acquired fund fee expenses.

11. ***Fee Table Footnotes (pp.15-16)*** To the extent possible, please simplify the footnote text and delete information covered more fully in the prospectus narrative. Also, please revise the Footnote 16 descriptions of the Supplemental Insurance Rider representative owner. Alternatively, in your response letter, explain why both the maximum and minimum charges are based on representative contractowners in the same rating class if rating class is a variable affecting the value of the charge.

12. ***The Funds (pp.17-18)*** Item 4(c)(2) required a brief description of the type of each underlying fund if the type is not clear from the fund name. See Instruction 2. Likewise, Item 4(c)(3) requires the prospectus to name each underlying fund's investment advisor and any sub-advisor. Please add this information.

13. *Asset Rebalancing (p. 19)* Please clarify the statement, "[t]he minimum amount of each rebalancing is $1,000."

14. *Asset Allocation (p. 19)*. Regarding the asset allocation programs offered, please include in your response letter answers to the following questions: (a) Who is responsible for creating the composition of the asset allocation model? (b) Does the pool of assets invested according to a model constitute a management investment company? In this regard, please analyze whether the asset allocation program qualifies for the nonexclusive safe harbor established by Investment Company Act Rule 3a-4. Specifically, explain to what extent the insurance company or other person obtains information from the contract owner about the contract owner's financial situation and investment objectives and gives the contract owner the opportunity to impose reasonable restrictions on the management of the account. (c) Does the asset allocation program establish an advisory relationship between the contract owner and the adviser responsible for updating the model and/or the insurance company? If so, please provide the name of the investment adviser who is responsible for the program. If you believe that no such advisory relationship is established, please explain your basis for concluding that the asset allocation program may be operated without any advisory relationship.

15. *Premium Payments (pp. 21, 32)* Briefly describe the factors that determine the amount of any required premiums (*e.g.* face amount, death benefit option, charges and expenses, etc.) per Item 7(b). Also, please clarify when premium payments are due if a contractowner does not make payments according to a premium payment plan. See Item 7(d). If payments are required whenever the minimum premium test described on page 32 is not satisfied, please state this plainly.

16. *Allocation of Net Premium (p. 22)* Please revise the last sentence under this heading.

17. *Death Benefit Options (pp. 22-24)* Please indicate the default death benefit if no option is selected or state that a policy will not be issued unless a selection is made. In addition, consider describing the general circumstances in which each death benefit option may be most advantageous.

18. *Transfer Short Term Trading (pp. 28-30)* With respect to the Short-Term Trading policy, please clarify that an underlying fund may restrict exchanges to the extent that the contractowner tries to exchange into the fund.

19. *Account Value (p. 31)* Please clarify that premium payments are credited to the selected underlying fund options at the price next determined after receipt of the premium payment. Also, please add disclosure describing how transfers of value between the variable sub-accounts are reflected in the determination of account value on subsequent valuation dates.

20. *Insufficient Value (p. 32)* In this section, please include a cross-reference to the discussion of the Loan Lapse Protection Rider. Also, please add a more comprehensive discussion of the no-lapse guarantee period, how it is determined, when it begins, and the factors that affect its length.

21. *Charges & Deductions (pp. 33-34)*
a. *Generally*: Per the requirements of Item 5(a), the prospectus disclosure should include a description of each charge under the contract. In the Charges and Deductions section, please include a corresponding discussion of each charge in the fee table or a cross-reference to the page where it is described. Each description should satisfy the requirements of Item 5(a) independently by clearly stating the value of the specific charge, how the amount is determined, and what is provided in consideration for that charge. The following charges require additional

disclosure: the Waiver of Monthly Deductions Rider, the Payment of Stipulated Amount Rider, the Supplemental Insurance Rider, and the Enhanced Cash Surrender Rider.

b. *Premium Expense Charge* Please indicate the value to which the charge percentage applies. Indicate whether the stated 15% charge for policies with the LTA Rider is a maximum or current charge and, if the latter, show the former. The same comment applies to the figures in the second paragraph under the Mortality and Expense Risk Charge header. Also, please state the range of premium taxes per Item 5(a)(3) or confirm that the premium tax charge will be the same regardless of locality variations in tax obligations.

c. *Monthly Cost of Insurance* Please identify by name each of the charges included in this deduction. For example, under sub-paragraph (2) at the bottom of page 33, identify the specific fees that make up the "monthly rider cost for any riders which are a part of the Policy." If applicable, also revise the Glossary definition on page 50. In the Monthly Cost of Insurance Rate discussion on the following page, please reconcile the inconsistency between the reference to the 2001 Commissioner's Standard Ordinary Smoker and Nonsmoker Mortality Tables ("Tables") and the reference to the equivalent 1980 Tables on page 3 of the SAI.

d. *Other Charges and Deductions* Regarding the Flat Extra Charge, please provide a narrative description specifying (1) the actual value or amount of the charge as a percentage or dollar value, (2) the frequency of deduction, (3) the consideration provided in exchange, and (4) the value from which it is deducted.

22. **Supplemental Benefits – Generally (pp. 34-36)** Please indicate whether there are any restrictions on when riders can be elected, whether they can be discontinued at the request of the contractowner, and if so, whether the corresponding charges are also discontinued. Also, if additional medical underwriting is required for eligibility for any of the riders, please identify those riders. If any supplemental benefits are mutually exclusive, please indicate this as well.

23. **Charitable Giving Benefit Rider (p. 34)** Please expand this section to describe the rider in greater detail. Specifically, indicate how a contractowner would know if his or her Specified Face Amount is sufficient to elect the rider and when the rider must be elected. Also, please define "Charitable Gift Amount" and "Charitable Beneficiary" here or in the glossary.

24. **Waiver of Monthly Deductions Rider (pp. 34-35)** If this rider increases risk of lapse or can have any potentially negative effect on the contract, please indicate this. Also, please clarify the statement that the waiver of deductions is "retroactive to the date of total disability." Explain how this works.

25. **Payment of Stipulated Amount Rider (p. 35)** If payment of a benefit under this rider can increase risk of lapse or negatively effect other benefits under the contract, please indicate this.

26. **Enhanced Cash Surrender Value Rider (p. 35)** Please expand this section to describe the rider in greater detail. Specifically, indicate how the length of the Enhanced Cash Value Period ("ECV Period") is determined and what variables or actions can affect it.

27. **Long Term Accumulation Rider (p.36)** Please clarify whether payment of the asset credit is discretionary and what factors determine the percentage rate applied to equation for calculating the value of the asset credit.

28. *Reinstatement (p. 36)* Per Item 11(d), please identify the charges to be paid by the contractowner and any responsibility for outstanding loan repayments. Also, either in the prospectus or the SAI, discuss how the charge to reinstate is determined. See Item 22.

29. *Deferral of Payment (pp. 36-37)* As provided in the last paragraph of Section 22(e) of the Securities Act of 1940, clarify that the SEC determines the circumstances under which trading on the New York Stock Exchange may be closed or restricted.

30. *Glossary of Terms (pp. 49-50)* Please include user-friendly definitions of the following terms in the Glossary and refer to them as capitalized, defined terms throughout the prospectus and SAI: (a) You; (b) Policy Date; (c) No-Lapse Guarantee Period; (d) Policy Net Amount at Risk; (e) Rider Net Amount at Risk;; (f) Minimum Monthly Premiums; (g) Enhanced Cash Value Period; (h) Asset Credit Date; (i)Target Premium (j) Minimum Initial Premium; (k) Charitable Gift Amount; and (l) Charitable Beneficiary.

31. *Back Cover Page* On the back cover page, the telephone number for the Public Reference Room is incorrect. The correct number is (202) 551-8090.

32. *Incorporation by Reference (SAI, Cover Page)* Please revise the statement of incorporation by reference on the cover of the SAI; the prospectus should be incorporated into the SAI, not vice versa. See Item 15(a)(3)(C).

33. *Item 17(c)(2) (SAI, p. 2)* Please provide the business address of the independent public accounting firm.

34. *Item 28* The document incorporated by reference in response to this item does not appear to satisfy the requirements of Item 28. Specifically, Item 28 requires the disclosure of "the state or other sovereign power under the laws of which [each] company is organized" for "all persons directly or indirectly controlled by *or under common control with* the Depositor or the Registrant." (emphasis added.) Please include this information for the entities similarly under common control with the Depositor or Registrant. In addition, per Instruction 2 to Item 28, also indicate the type of financials filed by the other subsidiaries under the common control of Sun Life Financial along with the Registrant.

35. *Miscellaneous* Any exhibits, financial statements and any other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

36. *Representations* We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the insurance company and its management are in possession of all facts relating to the insurance company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments and correspondence filed with the initial registration statement, in the event the insurance company requests acceleration of the effective date of a pre-effective amendment to the initial filing, it should furnish a letter filed as EDGAR correspondence, at the time of such request, acknowledging that

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the insurance company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing. We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their responsibilities.

* *

Please respond to the comments above with a pre-effective amendment to the registration statement and in a letter to me. If you believe that you do not need to change the disclosure in response to a comment, please indicate that in the letter and explain your position. Please submit your response letter as EDGAR correspondence associated with the initial registration statement you filed.

Although we have completed our initial review of the preliminary draft registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any changes to it. After we have resolved all issues and the pre-effective amendment to the registration statement is duly filed with all appropriate exhibits and financial statements, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated. We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date if appropriate.

If you have any questions, you are welcome to call me at (202) 551-6752. Mail should be directed to the Securities & Exchange Commission's Station Place address at 100 F Street, N.E., Washington, D.C.20549-4644. My facsimile number is (202) 772-9285.

Sincerely,

Rebecca A. Marquigny
Senior Counsel
Office of Insurance Products